

December 28, 2010

Via U.S. Mail and Facsimile to 480-614-3033

Shanyou Li
Chief Executive Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People's Republic of China

>   **Re: Ku6 Media Co., Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2009**
>   **Filed April 30, 2010**
>   **File No. 0-51116**

Dear Mr. Li:

　　We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1.　　We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.　In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

b. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

c. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

d. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

h. Refer to page 100 of Form 10-K, which discloses that you have designated a financial expert on your audit committee. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements

23. Subsequent Events, page F-41

2. Please refer to the last paragraph on page F-41, which states that the initial purchase accounting for the acquisition of Ku6 was not complete at the date of the issuance of your December 31, 2009 financial statements. In this regard tell us the following:

- Addressing major shareholdings, directors and other corporate officers, describe the relationships between Hurray! Holdings, Ku6 and Shanda Interactive Entertainment Limited (Shanda) before and after the Ku6 acquisition transaction was consummated in January 2010.
- In reasonable detail, tell us the terms of this transaction,
- Discuss the subsequent disposition of the WVAS and music recording businesses,
- Explain how you plan to accounted for the Hurray! Holdings – Ku6 merger, and
- Explain for us how you determined the accounting acquirer in this transaction,

Please refer to all pertinent accounting literature in your response.

3.   Further, we note you have closed the Ku6 acquisition on January 18, 2010. Please tell us by when you will file the acquisition agreement and the exemption from registration on which you relied in this transaction.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

                                        Sincerely,

                                        /signed/ Robert F. Bartelmes
                                        for
                                        Larry Spirgel
                                        Assistant Director